Merus B.V.
Padualaan 8 (postvak 133)
3584 CH Utrecht
The Netherlands
www.merus.nl
KvK Utrecht 30.189.136
BTW NL 8122.47.413.B01

May 16, 2016

Via EDGAR Transmission

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus B.V.
Registration Statement on Form F-1
Filed on October 19, 2015
File No. 333-207490

Dear Ms. Hayes:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 18, 2016, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable, or at such later time as Merus B.V. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

In connection with this request for effectiveness, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Merus B.V.

By:	/s/ Ton Logtenberg
Ton Logtenberg
Chief Executive Officer

cc:	Peter N. Handrinos, Esq.

Nathan Ajiashvili, Esq.

Jennifer Yoon, Esq.